United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

OMB Number 3235-0058	SEC File Number 000-27464	CUSIP Number 111444105

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Broadway Financial Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4800 Wilshire Boulevard

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90010

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☑

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been informed by the Office of Thrift Supervision (the “OTS”) that it will require the Registrant’s banking subsidiary, Broadway Federal Bank f.s.b. (the “Bank”), to increase the amount of the Bank’s allowances for loan and lease losses based on a regulatory examination of the Bank which commenced in January 2010. The Registrant has not yet received the final conclusions of the OTS in this regard and is therefore unable to complete preparation of its financial statements as of and for the year ended December 31, 2009. The Registrant has been informed by the OTS of a potential range for such increase in allowances that would be material, with resulting adverse affects on the results of operations and capital of the Bank and the Registrant. The OTS has also imposed certain limitations on the Bank and Registrant. These limitations include the following, among others:

•

The Bank may not increase its total assets during any quarter in excess of an amount equal to net interest credited on deposit liabilities during the prior quarter without prior notice to and receipt of notice of non-objection from the OTS Regional Director.

•	Neither the Bank nor the Registrant may declare or pay any dividends or make any other capital distributions without the prior approval of the OTS Regional Director.

•	Neither the Bank nor the Registrant may make any changes in its directors or senior executive officers without prior notice to and receipt of notice of non-objection from the OTS.

•

The Bank and the Registrant will be subject to limitations on entering into or amending employment agreements and compensation arrangements, and on the payment of bonuses to Bank officers and employees.

•	The Registrant may not incur, issue, renew, repurchase, make payments on or increase any debt without prior notice to and receipt of notice of nonobjection from the OTS Regional Director.

•

The Bank will not be permitted to increase the amount of its brokered deposits beyond the amount of interest credited without prior notice to and receipt of notice of nonobjection from the OTS Regional Director.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Samuel Sarpong	(323)	556-3224
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes ☑ No ☐

If answer is no, identify report(s).

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See “Part III – Narrative.”

Broadway Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ SAMUEL SARPONG
Samuel Sarpong, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).